January 29, 2003

Suzanne Purdy, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Xcel Pharmaceuticals, Inc.
Registration	Statement on Form S-1, as amended
(Registration No. 333-76366)

Dear Ms. Purdy:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, Xcel Pharmaceuticals, Inc. (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-76366), together with all exhibits thereto (the “Registration Statement”). Please note that the Registration Statement has not yet been declared effective, and that no shares of the Registrant’s Common Stock, par value $0.0001 per share, have been offered or sold pursuant to the Registration Statement. This application is made on the grounds that based on current market conditions, the Registrant has determined that is not advisable at this time to proceed with the proposed offering.

Should you have any questions or require any additional information, please call Christopher M. Forrester of Pillsbury Winthrop LLP, at (858) 509-4052.

Sincerely,

XCEL PHARMACEUTICALS, INC.

By:	/s/ JOHN R. COOK
Name:	John R. Cook
Title:	Senior Vice President, Corporate Operations

6363 Greenwich Drive, Suite 100 • San Diego, CA 92122 • Tel. 858-202-2700 • Fax 858-202-2799